SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 17)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC and BK (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power 43,387,980 (see Note 1)

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,145,238 (see Note 1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.7% (see Note 2)

14	Type of Reporting Person PN

(1)                                 Because the Reporting Person is a party to the Voting Agreement (as defined below), the Reporting Person may be deemed to have shared voting power with respect to an aggregate of 43,387,980 shares of Common Stock in connection with the matters covered by the Voting Agreement. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(2)                                 Calculation of percentage based on 139,462,508 shares of the Common Stock outstanding as of June 7, 2018, as represented by the Issuer pursuant to the Merger Agreement (as defined below).

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,757,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,757,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,757,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (see Note 1)

13	Percent of Class Represented by Amount in Row (11) 10.6% (see Note 2)

14	Type of Reporting Person CO

(1)                                 The Reporting Person is not a party to the Voting Agreement (as defined below).  Pursuant to Rule 13d-4, the Reporting Person disclaims all beneficial ownership with respect to the shares of Common Stock subject to the Voting Agreement.

(2)                                 Calculation of percentage based on 139,462,508 shares of the Common Stock outstanding as of June 7, 2018, as represented by the Issuer pursuant to the Merger Agreement (as defined below).

This is Amendment No. 17 to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on October 27, 2000, as subsequently amended (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”), of USG Corporation (the “Issuer”).  Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On June 10, 2018, Gebr. Knauf KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Gebr. Knauf”), World Cup Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Gebr. Knauf (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction of customary closing conditions, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect, wholly-owned subsidiary of Gebr. Knauf.

In connection with the Merger Agreement, on June 8, 2018, Gebr. Knauf and Merger Sub entered into a commitment letter (the “Debt Commitment Letter”) with UniCredit Bank AG (“UniCredit”) and Commerzbank Aktiengesellschaft (“Commerzbank”). UniCredit and Commerzbank each executed the Debt Commitment Letter as a mandated lead arranger, bookrunner and underwriter.  The Debt Commitment Letter provides, among other things, that Commerzbank and UniCredit will arrange, manage the syndication of and underwrite a EUR 2,250,000,000 term credit facility, a EUR 500,000,000 (or the equivalent in USD) revolving credit facility, a USD 800,000,000 term credit facility and a USD 858,500,000 backstop credit facility. The aggregate proceeds from the foregoing credit facilities, together with the other available capital resources of Gebr. Knauf and its subsidiaries, are sufficient to fund the aggregate value of the transactions contemplated by the Merger Agreement.  The Merger is not conditioned on Gebr. Knauf’s receipt of financing pursuant to the Debt Commitment Letter.

The foregoing description of the Debt Commitment Letter is qualified in its entirety by the Debt Commitment Letter, a copy of which is attached as Exhibit 10.1 and is incorporated herein by reference.

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended to add the following:

The descriptions of the Merger Agreement and the Debt Commitment Letter in Item 3 are incorporated in this Item 4 by reference.

Merger Agreement

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.10, of the Issuer (the “Issuer common stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares of Issuer common stock owned directly or indirectly by Gebr. Knauf, which will continue as shares of common stock of the Surviving Corporation, and certain other excluded shares as further described in the Merger Agreement), will be automatically converted into the right to receive $43.50 in cash (without interest) (the “Per Share Merger Consideration”).  In addition, the Merger Agreement provides for the Issuer to declare a cash dividend of $0.50 per share (the “Special Dividend”) payable following certification of the results of the special meeting of stockholders held for the purpose, among other things, of adopting the Merger Agreement and the transactions contemplated thereby (the “Special Meeting”), to all holders of record of Issuer common stock as of the close of business on the record date for the Special Meeting, contingent upon receipt of the requisite stockholder approval required to adopt the Merger Agreement and the transactions contemplated thereby.

The Issuer has advised Gebr. Knauf that the board of directors of the Issuer (the “Board”) unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger and, subject to the terms and conditions of the Merger Agreement, resolved to recommend that the Issuer’s stockholders adopt the Merger Agreement.  The Issuer has further advised Gebr. Knauf that the Board also approved the Voting Agreement (as defined below), the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the Voting Agreement for purposes of Article Thirteenth of the Issuer’s Restated Certificate of Incorporation, which restricts certain transfers of the Issuer common stock, and determined that such approval is in the best interests of the Issuer.  In addition, the Board determined that each of those transactions is an “Exempt Transaction” for purposes of the Rights Agreement, dated as of December 21, 2006, as amended, by and between the Issuer and Computershare Trust Company, N.A. (successor to Computershare Investor Services, LLC), as rights agent.

The transaction is expected to close in early 2019, which will be subject to the satisfaction or waiver of certain customary closing conditions, including, among other things (i) the adoption of the Merger Agreement by the affirmative vote of holders of at least 80 percent of the outstanding shares of Issuer common stock, (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all consents, approvals or authorizations of, declarations or filings under other applicable competition laws and foreign investment laws have been obtained (collectively, “Regulatory Approvals”), (iii) the absence of certain legal impediments preventing the completion of the Merger, and (iv) the accuracy of the representations and warranties of the parties and the compliance of the parties with their respective covenants, subject to customary qualifications, including with respect to materiality.

Each of Gebr. Knauf , Merger Sub and the Issuer has made certain customary representations, warranties and covenants in the Merger Agreement.  The Issuer’s covenants include, among other things, the obligation (i) to conduct its business in all material respects in the ordinary course of business consistent with past practice (subject to certain conditions, during the period between the execution of the Merger Agreement and the completion of the Merger), (ii) not to solicit or initiate discussions with third parties regarding alternative transactions and (iii) to respond to proposals regarding such alternative transactions only in accordance with the terms of the Merger Agreement.

The Merger Agreement contains certain termination rights for both Gebr. Knauf and the Issuer.  The Merger Agreement may be terminated by either Gebr. Knauf or the Issuer if the conditions to the Merger have not been satisfied by January 1, 2019 (the “End Date”), except that this date will be automatically extended to September 1, 2019 if the only conditions that have not been satisfied are those relating to Regulatory Approvals.  The Merger Agreement further provides that, in certain circumstances, including if the Issuer terminates the Merger Agreement in order to enter into a superior transaction, the Issuer would be required to pay Gebr. Knauf a termination fee of $215 million.

As soon as practicable after the Merger, Gebr. Knauf will take the necessary actions to delist the Issuer common stock from the New York Stock Exchange and any other applicable exchanges and to deregister the Issuer common stock under the Securities Exchange Act of 1934, as amended.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Gebr. Knauf and Merger Sub entered into a voting agreement dated June 10, 2018 (the “Voting Agreement”) with Berkshire Hathaway Inc. (“Berkshire”), on behalf of itself and certain of its direct and indirect subsidiaries that own shares of Issuer common stock, pursuant to which Berkshire has agreed, subject to the terms thereof, to vote its shares of Issuer common stock in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated thereby and against any competing acquisition proposals relating to the Issuer.  Berkshire is the beneficial owner of  43,387,980 shares of Issuer common stock representing approximately 31% of the outstanding shares of the Issuer as of June 7, 2018, based upon 139,462,508 shares of Issuer common stock outstanding as of such date as represented by the Issuer in the Merger Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) five business days after delivery of written notice of termination by Berkshire to Gebr. Knauf if after the date of the Voting Agreement any acquisition proposal with respect to the Issuer has been publicly announced or otherwise becomes publicly known, (iv) the date of any material modification, amendment or waiver of or to the Merger Agreement as in effect as of the date of the Voting Agreement, which Berkshire believes has an adverse effect on the consideration payable to stockholders of the Issuer upon consummation of the Merger, (v) September 1, 2019 and (vi) the mutual written agreement of Gebr. Knauf and Berkshire to terminate the Voting Agreement.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by the Merger Agreement and the Voting Agreement, copies of which are attached as Exhibit 2.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

The foregoing descriptions of the Merger Agreement, the Voting Agreement and the Debt Commitment Letter, and the copies of the Merger Agreement, the Voting Agreement and the Debt Commitment Letter attached hereto as exhibits, are intended to provide information regarding the terms of the Merger Agreement, the Voting Agreement and the Debt Commitment Letter and are not intended to provide any factual information about the Issuer or modify or supplement any factual disclosures about the Issuer in its public reports filed with the Securities and Exchange Commission (the “SEC’). In particular, the Merger Agreement, the Voting Agreement, the Debt Commitment Letter and the related descriptions are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Issuer. The Merger Agreement, the Voting Agreement and the Debt Commitment Letter contain representations and warranties by each of the parties which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement, the Voting Agreement and the Debt Commitment Letter were made solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to contractual standards of materiality or material adverse effect that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Voting Agreement or the Debt Commitment Letter, and in reviewing the representations, warranties and covenants contained in the agreements or any descriptions thereof in the foregoing summaries, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the agreements to be characterizations of the actual state of facts or condition of the Issuer, Gebr. Knauf or any of their respective subsidiaries or affiliates. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Voting Agreement and the Debt Commitment Letter, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and instead should be read in conjunction with the other information contained in the reports, statements and filings that the Issuer files publicly with the SEC.

On June 11, 2018, Gebr. Knauf and the Issuer issued a joint press release announcing that the parties had entered into the Merger Agreement.  A copy of the joint press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) and (b)

As a result of the Voting Agreement, Gebr. Knauf may be deemed to have acquired beneficial ownership of 43,387,980 shares of Issuer common stock beneficially owned by Berkshire (the “Subject Shares”). The Subject Shares  represent approximately 31% of the outstanding shares of the Issuer as of June 7, 2018, based upon 139,462,508 shares of Common Stock of the Issuer outstanding as of such date as represented by the Issuer in the Merger Agreement.

Gebr. Knauf may be deemed to have shared power to vote the Subject Shares with respect to those matters described above. However, Gebr. Knauf is not entitled to any other rights as stockholder of the Issuer as to the Subject Shares.

The Reporting Persons disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with Berkshire and, pursuant to Rule 13d-4 under the Exchange Act, disclaim beneficial ownership of any shares of Issuer common stock beneficially owned by Berkshire or any of its affiliates, including the Subject Shares.

The information required by Item 2 of Schedule 13D of each person with whom the power to vote or direct the vote or to dispose or direct the disposition of the Subject Shares may be deemed to be shared with the Reporting Persons is set forth in the report on Schedule 13D filed on January 31, 2006 by Berkshire with respect to the Issuer, as amended thereafter.

(c)                                  As described in Items 3 and 4 above, Gebr. Knauf entered into the Merger Agreement and the Voting Agreement, which are incorporated herein by reference in their entirety.  Except as set forth herein with reference to the Merger Agreement and the Voting Agreement, the Reporting Persons have not effected any transaction in the shares of the Common Stock during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, no person, other than Berkshire as set forth in the Voting Agreement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares that may be deemed to be beneficially owned by Gebr. Knauf.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference into Items 3, 4 and 5 above is incorporated herein by reference in its entirety.  Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 2.1*                              Agreement and Plan of Merger dated as of June 10, 2018, among Gebr. Knauf KG, World Cup Acquisition Corporation and USG Corporation.

Exhibit 10.1                              Debt Commitment Letter dated as of June 8, 2018, among UniCredit Bank AG, Commerzbank Aktiengesellschaft, Gebr. Knauf KG and World Cup Acquisition Corporation.

Exhibit 10.2                              Voting Agreement dated as of June 10, 2018, among Gebr. Knauf KG, World Cup Acquisition Corporation and Berkshire Hathaway Inc.

Exhibit 99.1                              Joint Press Release dated June 11, 2018.

*                                         Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2018

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Jörg Schanow
Jörg Schanow
General Manager